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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                    Subject Company: Compaq Computer Corporation
                                                  Commission File No.: 333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

On April 3, 2002, HP issued the following press release.


                    [LETTERHEAD OF HEWLETT-PACKARD COMPANY]

                                                                [HP INVENT LOGO]

Editorial Contacts:

Judy Radlinsky, HP
+1 650 857 5034
judy_radlinsky@hp.com

Rebeca Robboy, HP
+1 650 857 2064
rebeca_robboy@hp.com


                HP ANNOUNCES LATEST MERGER INTEGRATION MILESTONE
                       WITH NAMING OF 150 SENIOR MANAGERS

                     REGIONAL LEADERS AMONG THOSE ANNOUNCED

PALO ALTO, Calif., April 3, 2002 -- Hewlett-Packard Company (NYSE:HWP) today announced the latest milestone in the HP and Compaq Computer Corporation (NYSE:CPQ) merger integration effort with the naming of 150 senior managers, including those who will directly report to the heads of HP's new businesses and those who will oversee HP's regional sales efforts in Asia Pacific; Europe, Middle East and Africa; the Americas; and Japan.

HP and Compaq announced the new leaders, which include experienced executives from both companies, and their positions in separate communications to their employees. Filling key leadership positions is one of the responsibilities of the merger integration team, which leads the planning for the new HP. Today's announcement is an important step on the critical path to ensuring the company is prepared to hit the ground running once legal approval is obtained.

Below are the names and areas of responsibility for the senior managers designated to key positions within the new HP's four business groups and in the company's global corporate functions:

Executives who will report to Peter Blackmore, executive vice president, HP Enterprise Systems Group, include:

     o Greg Anderson, Enterprise Systems Group Human Resources
     o Janice Chaffin, Enterprise Marketing and Solutions
     o Nora Denzel, Software
     o Howard Elias, Network Storage Solutions
     o William McBee III, Integration Lead

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     o Mary McDowell, Industry Standard Servers
     o Irv Rothman, Financial Services
     o Scott Stallard, Business Critical Systems
     o Bernard de Valence, Enterprise Systems Group Operations
     o Ken Wach, Enterprise Systems Group Finance
     o Rob Walker, Industry Verticals and Corporate Accounts
     o Ed Yang, Integration Lead

In addition, the following executives will serve as overall regional general managers with additional responsibility for the Enterprise Systems Group in their respective regions:

     o Paul Chan, Asia Pacific
     o Jim Milton, Americas
     o Kasper Rorsted, Europe, Middle East and Africa
     o Hajime Takayanagi, Japan
     o Masao Terazawa, Japan

Executives who will report to Ann Livermore, executive vice president, HP Services, include:

     o Pat Cavaney, Integration Lead
     o Airton Gimenes, Sales
     o Uli Holdenried, Managed Services
     o Satoshi Kawai, Japan
     o Siaou-Sze Lien, Asia Pacific
     o Peter Mercury, Customer Support
     o Jim Murrin, Services Finance
     o Jack Novia, Americas
     o Lori Prince, Services Human Resources
     o Mike Rigodanzo, Services Operations and Group Information Officer
     o Juergen Rottler, Marketing
     o Rene Schuster, Consulting and Integration
     o Francesco Serafini, Europe, Middle East and Africa

Executives who will report to Vyomesh Joshi, executive vice president, HP Imaging and Printing Group, include:

     o Gilles Bouchard, Imaging and Printing Group Operations
     o Rand Dunn, Imaging and Printing Group Human Resources
     o Tom Hardison, Integration Lead
     o Michael Hoffman, Asia Pacific and Japan
     o Pradeep Jotwani, Supplies

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     o Larry Lesley, Personal Printing
     o Lee Ray Massey, Americas
     o John McMullen, Imaging and Printing Group Finance
     o Bernard Meric, Europe, Middle East and Africa
     o Chris Morgan, Sales and Marketing
     o George Mulhern, Shared Printing and Imaging
     o Stephen Nigro, Imaging and Printing Group Technology Platforms
     o Mary Peery, Digital Imaging and Publishing

Executives who will report to Duane Zitzner, executive vice president, HP Personal Systems Group, include:

     o Richard Archuleta, Integration Lead and Personal Systems Group Operations
     o Michael J. Baker, Personal Systems Group Finance
     o Eric Cador, Europe, Middle East and Africa
     o Jeri Callaway, Business PC
     o Dan Casaccia, Personal Systems Group Human Resources
     o Chris Christopher, Workstation
     o Alex Gruzen, Notebook
     o Adrian Koch, Asia Pacific and Japan
     o Mike Larson, Americas
     o Jim McDonnell, Marketing
     o Iain Morris, Emerging Technology
     o John Romano, Consumer PC

Executives who will report to Mike Winkler, executive vice president, HP Worldwide Operations, include:

     o Diana Bell, Total Customer Experience and Quality
     o Larry Chang, Worldwide Operations Finance
     o Craig Flower, Information Management
     o Marius Haas, Integration Lead and e-Business
     o Olivier Kohler, Integration Lead and Customer Operations
     o Ed Pensel, Integration Lead and Supply Chain
     o Bill Russell, Global Alliances

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Executives who will report to Shane Robison, senior vice president and chief technology officer, HP Office of Corporate Strategy and Technology, include:

     o John Brennan, Corporate Strategy and Development
     o Gary Campbell, Strategic Architectures
     o Rich DeMillo, Technical Strategy
     o Vikki Pachera, Market Intelligence and Business Development
     o Ed Yang, Strategic Architectures

Executives who will report to Bob Wayman, executive vice president and chief financial officer, HP Finance and Administration, include:

     o Michael J. Baker, Personal Systems Group Finance
     o Ann Baskins, General Counsel and Secretary
     o Larry Chang, Worldwide Operations Finance
     o Lester Ezrati, Tax
     o Jon Flaxman, Controller
     o John McMullen, Imaging and Printing Group Finance
     o Laine Meyer, Real Estate and Workplace Services
     o Jim Murrin, Services Finance
     o Elizabeth Obershaw, Benefits Fund Investments
     o David Pollock, Integration Lead
     o Larry Tomlinson, Treasurer
     o Ken Wach, Enterprise Systems Group Finance

Executives who will report to Allison Johnson, senior vice president, HP Global Brand and Communications, include:

     o Gary Elliott, Brand and Marketing Communications
     o Richard Fly, Executive Communications and Industry Analyst Relations
     o Kay Hart, Corporate Communications and Media Relations
     o Yvonne Hunt, Internal Communications
     o Cathy Railton, Horizontal Programs and Messaging
     o Peter van Naarden, Integration Lead

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Executives who will report to Debra Dunn, senior vice president, HP Corporate
Affairs, include:

     o Kelly Ames, Integration Lead
     o Maureen Conway, e-Inclusion and Emerging Market Solutions
     o Gary Fazzino, Government and Public Affairs
     o Bess Stephens, Corporate Philanthropy and Education

Executives who will report to Dick Lampman, senior vice president and director, HP Labs, include:

     o Ray Chau, HP Labs Finance
     o Andrea Chenu, Research Operations
     o Sharon Connor, Human Resources
     o Rick Corben, Strategic and Business Functions
     o Hoyle Curtis, Integration Lead
     o Kris Halvorsen, Solutions and Services Research
     o Wayne Johnson, University Relations
     o Patrick Scaglia, Internet and Computing Platforms Research
     o Stephen Squires, Chief Science Officer
     o Howard Taub, Printing and Imaging Research

Executives who will report to Susan Bowick, senior vice president, HP Human Resources, include:

     o Greg Anderson, Enterprise Systems Group Human Resources
     o Susan Burnett, Workforce Development
     o Dan Casaccia, Personal Systems Group Human Resources
     o Deihleen Claffey, Global Functions and Operations
     o Emily Duncan, Global Inclusion and Diversity
     o Rand Dunn, Imaging and Printing Group Human Resources
     o Jackie Kane, Strategic Change and Corporate Functions
     o Lori Prince, Services Human Resources
     o Ann Ritter, Integration Lead and Program Management Office


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Executives who will report to Robert Napier, senior vice president and chief information officer, HP Information Technology, include:

     o Mike Baker, Integration Lead and Information Technology Officer
     o John Buda, Strategy and Planning
     o Randy Burdick, Enterprise Systems Group Information Officer
     o Kathy Dolan, @HP
     o Craig Flower, Worldwide Operations Group Information Officer
     o Joe Francis, IT Business Process
     o Michele Goins, Imaging and Printing Group Information Officer
     o Sean Hickey, Finance and Corporate Administrative Systems
     o Fred Jones, Information Services and HP Operations
     o Bipin Junnarkar, IT Data and Knowledge Management
     o Pete Karolczak, Integration Lead and IT Integration Office
     o Ed Pennington, Human Resources Systems
     o Vallerie Parrish-Porter, Personal Systems Group Information Officer
     o Mike Rigodanzo, Services Information Officer

Compaq shareowners have already approved the merger transaction and official certification of the voting results from HP's March 19 special meeting is expected in the next few weeks. The HP Board of Directors has indicated that based on a preliminary estimate of shareowner proxies by HP's proxy solicitors, it believes it has received sufficient votes to approve the merger.

ABOUT HP

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.

                                     # # #

This document assumes the closing of the HP-Compaq merger and contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.


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All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including predictions regarding the outcome and certification of the vote on the merger or the closing of the merger; statements regarding future improvement of HP generally or specifically its profitability, earnings, revenues, synergies, accretion or other financial items; statements about the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans; statements regarding future economic conditions or performance; statements of belief; statements regarding the outcome of litigation; and statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the actual certified results of the vote on the proposal to issue shares of HP common stock in connection with the merger; the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports, and HP's registration statement on Form S-4 filed on February 5, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.


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